Exhibit 2.2

SHAREHOLDER DEBT TRANSFER AGREEMENT

SHAREHOLDER DEBT TRANSFER AGREEMENT (the “Agreement”), dated February 2, 2005 (the “Closing Date”), by and among LeMaitre Acquisition, LLC a Delaware limited liability company, with a mailing address at 63 Second Ave, Burlington, Massachusetts 01803 (the “Purchaser”), on the one hand, and Edward B. Diethrich and Gloria B. Diethrich, as trustees U/T/A dated May 8, 1974 (“Diethrich”), and Peter and Mary Lee Family Limited Partnership No. 1, an Arizona limited partnership (“Lee”), (each of Diethrich and Lee a “Shareholder” and collectively the “Shareholders”), and Peter Y. Lee and Edward B. Diethrich (each an “Owner” and collectively the “Owners”).

WHEREAS, pursuant to the Asset Purchase Agreement of even date herewith (the “Purchase Agreement”) by and between the Purchaser and Endomed, Inc. (the “Debtor”), the Purchaser is acquiring all or substantially all of the assets of the Debtor, all as set forth in the Purchase Agreement; and

WHEREAS, the Debtor is indebted to the Shareholders on account of the loans made by the Shareholders to the Debtor pursuant to the loan documents described on Exhibit A (such documents, the “Loan Documents,” and such indebtedness, the “Shareholder Debt”); and

WHEREAS, in connection with transactions contemplated by the Purchase Agreement, the Shareholders are to convey, transfer and assign to the Purchaser all of their right, title and interest in and to the Shareholder Debt, on the terms and conditions herein set forth;

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree and covenant as follows:

I. Transfer of and Payment for Shareholder Debt.

A. Transfer. Each of the Shareholders does hereby sell, transfer, convey, assign and set over (“Transfer”) to the Purchaser, and the Purchaser does hereby purchase and acquire from such Shareholder, all of such Shareholder’s right, title and interest in and to the Shareholder Debt and the Loan Documents.

B. Issuance of Shares. In consideration of the Transfer of the Shareholder Debt and the Loan Documents to the Purchaser as aforesaid, the Purchaser shall cause its affiliate, LeMaitre Vascular, Inc. (“LeMaitre”) to the Owners, two hundred eighty seven thousand eighty-one (287,081) shares of common stock, $0.01 par value, of LeMaitre (“Shares”), as follows:

1. One hundred ninety-one thousand three hundred eighty-seven (191,387) Shares are being issued and delivered to the Owners on the date hereof, subject to Section I(C), below; and

2. Ninety-five thousand six hundred ninety-three (95,693) Shares will be issued and delivered to the Owners on or before January 15, 2006 (the “2006 Issuance Date”), if (and only if) Endomed 2005 Sales (as defined below) exceed $2,000,000, subject to Section I(C), below. As used herein, the term “Endomed 2005 Sales” means gross revenues, net of product returns received by the Purchaser on account of sales of the products sold by the Debtor or the Purchaser in the Business (as defined in the Purchase Agreement) during the period beginning on the date hereof and ending on December 31, 2005, as determined by the Purchaser consistent with its accounting standards and reporting. Purchaser shall use reasonable diligence to maximize Endomed 2005 Sales, consistent with customary and reasonable business practices and Purchaser’s need to allocate its resources among several product lines.

C. Share Restrictions. All Shares issued or issuable to the Owners pursuant to the foregoing Section I(B) shall be subject (1) to the Stockholder’s Agreement of even date herewith which the Owners are executing and delivering simultaneously herewith; and (2) to the pledge and security interest in favor of the Purchaser pursuant to the respective Guaranty and Stock Pledge Agreements of even date between each Owner and the Purchaser. All Shares issued or issuable to the Owners pursuant to the foregoing Section I(B) shall be allocated to the respective Owners in the respective amounts set forth on Exhibit B. Notwithstanding anything herein to the contrary, no Shares shall be issued or delivered to any Owner pursuant to the foregoing Section I(B)(2) if on the 2006 Issuance Date such Owner is in breach of the Noncompetition, Nonsolicitation and Nondisclosure Agreement of even date herewith, by and between such Owner and the Purchaser.

II. Representations and Warranties. Each of the Shareholders does hereby represent and warrant to the Purchaser as follows:

A. Ownership of Shareholder Debt. The Shareholders are (immediately prior to the transfer of the Shareholder Debt and the Loan Documents pursuant to Section I) the sole holders and payees of the Shareholder Debt, and pursuant to the transfer of the Shareholder Debt and the Loan Documents pursuant to Section I, the Purchaser is the sole holder thereof, in each case free and clear of any liens, charges, or encumbrances of any kind. The transfer of the Shareholder Debt and the Loan Documents hereunder does not create any default thereunder or require any consents from any party (except such consents that have been duly and validly obtained prior to the date hereof).

B. Amount of Shareholder Debt; Completeness of Loan Documents. The total amount of the Shareholder Debt, on the date hereof, is $6,703,701, including accrued and unpaid interest. The Loan Documents comprise all of the documents, agreements, certificates or other writings evidencing the Shareholder Debt, and there are no oral agreements, courses of dealing, or other commitments that amend or waive any of the terms of the Loan Documents.

C. Enforceability of Loan Documents and Shareholder Debt. The Loan Documents and the Shareholder Debt constitute valid and binding obligations of the Debtor enforceable in accordance with their respective terms, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity). Each of the Shareholders and the Company has performed in all material respects all obligations required to be performed by it under the Loan Documents and the Shareholder Debt through the date hereof, and the Company is not (with or without the lapse of time or the giving of any notice, or both) in default under the Loan Documents or the Shareholder Debt. Without limiting the foregoing, the Shareholder Debt is not subject to any rights of defense, offset or counterclaim on the part of the Seller.

D. No Other Indebtedness. The Shareholder Debt constitutes the sole indebtedness and liability of the Company to the Shareholders (or their respective family members or designees) of any type whatsoever, and pursuant to the transfer of the Shareholder Debt and the Loan Documents pursuant to Section I, the Company has no indebtedness or liabilities of any kind to the Shareholders (or their respective family members or designees).

E. Right to Offset. Without limiting any other rights and remedies of the Purchaser, including without limitation under the aforementioned Guaranty and Stock Pledge Agreements, the parties acknowledge and agree that the Purchaser may offset any such issuance of Shares due the Owners under Section I(B)(2) against any obligations of the Owners to the Purchaser under such Guaranty and Stock Pledge Agreements.

III. Miscellaneous.

A. Notices. Any notice, request, instruction or other document to be given under this Agreement by any party hereto to any other party shall be in writing and delivered personally, or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid:

If to either Shareholder or Owner, to:

Edward B. Diethrich, M.D.

2632 North 20th Street

Phoenix, Arizona 85006

with a copy to:

Jeffrey Sellers

Moyes Storey

1850 North Central Ave., Suite 1100

Phoenix, AZ 85004

If to the Purchaser, to:

c/o LeMaitre Vascular, Inc.

63 Second Ave

Burlington, Massachusetts 01803

with a copy to:

Goulston & Storrs, P.C.

400 Atlantic Avenue

Boston, MA 02110-3333

Attn.: Lester J. Fagen, Esq.

or at such other address for a party as shall be specified by like notice. Any notice that is delivered personally in the manner provided herein shall be deemed to have been duly given to the person or entity to which it is directed upon actual receipt by such party (or its agent for notices hereunder). Any notice that is addressed as provided herein and mailed by registered or certified mail shall be conclusively presumed to have been duly given to the person or entity to which it is addressed at the close of business, local time of such party, on the fifth calendar day after the day it is so placed in the mail. Any notice that is addressed as provided herein and sent by a nationally recognized overnight courier service shall be conclusively presumed to have been duly given to the person or entity to which it is addressed at the close of business, local time of such person or entity, on the next business day following its deposit with such courier service for next day delivery.

B. No Waiver. Any waiver of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement or any subsequent breach hereof.

C. Severability. The parties hereby agree that each provision hereof shall be treated as a separate and independent provision, and the unenforceability of any one provision shall in no way impair the enforceability of any other provision hereof. Moreover, if one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity or subject so as to be unenforceable, such provision or provisions shall be construed by the appropriate judicial body by limiting or reducing it or them, so as to be enforceable to the maximum extent permitted by applicable law.

D. Governing Law. This Agreement and the legal relations among the parties hereto shall be governed and construed in accordance with the substantive laws of the

Commonwealth of Massachusetts, without giving effect to the principles of conflict of laws thereof.

E. Assignment by Purchaser. The Purchaser shall have the right to assign this Agreement to its successors and assigns, and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by said successors or assigns. Neither this Agreement nor the respective obligations hereunder may be assigned or delegated by either Shareholder to any other person or entity without the prior written consent of Purchaser.

F. Miscellaneous. This Agreement constitutes the entire agreement of the Shareholders and the Purchaser with respect to the matters set forth herein. The rights and remedies herein provided are cumulative and not exclusive of any remedies provided by law or any other agreement. Captions are for the ease of reference only and shall not affect the meaning of the relevant provisions. The meanings of all defined terms used in this Agreement shall be equally applicable to the singular and plural forms of the terms defined. No amendment or waiver of any provision of this Agreement nor consent to any departure by any Shareholder therefrom shall be effective unless the same shall be in writing and signed by the Purchaser and the Shareholders.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as a sealed instrument as of the date first set forth above.

SHAREHOLDERS:

Peter and Mary Lee Family Limited Partnership No. 1,
An Arizona limited partnership

By:	/s/ Peter Y. Lee
General Partner

Edward B. Diethrich and Gloria B. Diethrich,
as trustees U/T/A dated May 8, 1974

By:	/s/ Edward B. Diethrich
Edward B. Diethrich, Trustee

OWNERS:

/s/ Edward B. Diethrich
Edward B. Diethrich

/s/ Peter Y. Lee
Peter Y. Lee

LEMAITRE ACQUISITION, LLC

/s/ David Roberts
By: David Roberts
Its: Chief Executive Officer

Exhibit A

List of Loan Documents

1.	UNSECURED MULTIPLE ADVANCE PROMISSORY NOTE in the principal amount of $499,500.00 dated August 27, 2001, issued to Lee

2.	UNSECURED MULTIPLE ADVANCE PROMISSORY NOTE in the principal amount of $4,250,000.00 dated January 1, 2004, issued to Diethrich

3.	SUBORDINATION AGREEMENT AND CONSENT TO DISTRIBUTION dated February 2, 2005, executed by Debtor, Diethrich and Lee

Exhibit B

Allocation of Shares

All Shares shall be allocated as follows: 87.25% of such Shares shall be issuable to Edward B. Diethrich, and the remaining 12.75% of such Shares shall be issuable to Peter Y. Lee, provided that LeMaitre shall be entitled to round fractional shares up or down to the next whole number so as to avoid the issuance of fractional shares.